02037573

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

JW Bloomer, PAJ Broadley, MGA McLintock, ME Tucker, GM Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Prudential QUEST Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Qualifying Employee Share Ownership Trust ("QUEST")

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Each of the executive directors of the Company named above technically become interested on 21 May 2002 in 1,211,102 shares of 5p each in the Company by virtue of Prudential "QUEST" Limited being allotted such shares and the executive directors named above being potential beneficiaries under the QUEST. Since 20 December 2001 the Directors have technically ceased to have an interest in 1,716,615 shares by virtue of Prudential QUEST Limited transferring such shares to employees of the Company to satisfy the exercise of options by those employees under the Prudential Savings-Related Share Option Scheme & M&G Savings-Related Share Option Scheme during the period of 20 December 2001 and 21 May 2002.

7. Number of shares / amount of stock acquired

1,211,102

8. Percentage of issued class

0.06%

9. Number of shares/amount of stock disposed

1,716,615

10. Percentage of issued class

Less than 0.1%

11. Class of security

Shares of 5p each

12. Price per share

£6.64

13. Date of transaction

21 May 2002

14. Date company informed

21 May 2002

15. Total holding following this notification

5,538,042

16. Total percentage holding of issued class following this notification

Less than 0.3%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

22 May 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 22 May 2002

By: John Price

Title: Deputy Group Secretary